July 3, 2025

Via EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeff Kauten

Re:	3 E Network Technology Group Limited
Registration Statement on Form F-1 Filed June 24, 2025 File No. 333-288294

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, 3 E Network Technology Group Limited (the “Company”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form F-1, File No. 333-288294, be accelerated by the Commission so that it will become effective at 4:00 p.m., Eastern Time, on July 7, 2025, or as soon thereafter as practicable, unless the Company notifies you otherwise prior to such time.

Please contact Richard J. Chang of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP at +8610 5680 3969 or rchang@gunder.com with any questions you may have. In addition, please notify Mr. Chang when this request for acceleration has been granted.

[Signature page follows]

Yours sincerely,

3 E Network Technology Group Limited

By:	/s/ Tingjun Yang
Name:	Tingjun Yang
Title:	Chief Executive Officer

cc:	Richard J. Chang
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP